UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Applied Signal Technology, Inc.

(Name of Subject Company)

RN Acquisition Company

(Offeror)

a wholly owned subsidiary of

Raytheon Company

(Parent of Offeror)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

038237103

(CUSIP Number of Class of Securities)

Jay B. Stephens, Esq.

Raytheon Company

870 Winter Street

Waltham, MA 02451

(781) 522-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gary E. Thompson, Esq.

Hunton & Williams LLP

951 E. Byrd Street

Riverfront Plaza, East Tower

Richmond, VA 23219

(804) 788-8787

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$559,706,712.00	$64,981.95

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 14,729,124 shares of Applied Signal Technology, Inc. common stock (representing the number of shares, including shares of common stock outstanding and in-the-money options) by $38.00 per share, which is the offer price.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $64,981.95	Filing Party: RN Acquisition Company
Form of Registration No.: Schedule TO	Date Filed: December 30, 2010

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) relating to the offer by RN Acquisition Company, a California corporation (the “Purchaser”), and a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, without par value (the “Shares”), of Applied Signal Technology, Inc., a California corporation, at a purchase price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided for in this Amendment No. 1.

Items 4, 7 and 11.      Terms of the Transaction; Source and Amount of Funds or Other Consideration; Additional Information

Items 4, 7 and 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by replacing the last paragraph of such section with the following paragraph:

“For purposes of determining whether the Minimum Tender Condition has been satisfied, Parent and the Purchaser shall exclude for purposes of their determination thereof Shares tendered in the Offer pursuant to guaranteed delivery procedures as to which delivery has not been completed.”

Item 11.      Additional Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

The second paragraph in the subsection titled “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented to include the following new sentences at the end of such paragraph:

“On January 3, 2011, Parent filed Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. On January 7, 2011, AST filed a Premerger, Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on January 18, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a Second Request prior to that time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RN Acquisition Company

By:	/s/ Kathryn Gilchrist Simpson
Name: Kathryn Gilchrist Simpson
Title: President

Dated: January 10, 2011

Raytheon Company

By:	/s/ Jay B. Stephens
Name: Jay B. Stephens
Title: Senior Vice President, General Counsel and Secretary

Dated: January 10, 2011

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 30, 2010*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on December 30, 2010*

(a)(1)(G)	Press Release issued by Raytheon Company, dated December 20, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)*

(a)(1)(H)	Presentation by Raytheon Company distributed to the employees of Applied Signal Technology, Inc. on December 20, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Raytheon Company with the Securities and Exchange Commission on December 20, 2010)*

(a)(1)(I)	Press Release issued by Raytheon Company, dated December 30, 2010, announcing the commencement of the Offer*

(d)(1)	Agreement and Plan of Merger, dated as of December 18, 2010, among Raytheon Company, RN Acquisition Company and Applied Signal Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Applied Signal Technology, Inc. with the Securities and Exchange Commission on December 20, 2010)*

(d)(2)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Milton E. Cooper*

(d)(3)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and John P. Devine*

(d)(4)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and David D. Elliman (and certain affiliates)*

(d)(5)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Marie S. Minton*

(d)(6)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Robert J. Richardson*

(d)(7)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and Dr. John Treichler (and certain affiliates)*

(d)(8)	Tender and Voting Agreement, dated as of December 18, 2010, by and among Raytheon Company, RN Acquisition Company and William B. Van Vleet III*

(d)(9)	Mutual Nondisclosure Agreement, dated as of October 19, 2010, between Applied Signal Technology, Inc. and Raytheon Company*

* Previously filed.